Exhibit 99.1

US, CANADA, EUROPE

TELUS International completes acquisition of Lionbridge AI

Supports leading global technology brands to develop the next generation of artificial intelligence (AI)

Vancouver, Canada (March 2, 2021) -- TELUS International (NYSE and TSX: TIXT), a leading digital customer experience (CX) innovator that designs, builds, and delivers next-generation solutions for global and disruptive brands, today announced the final completion of the December 31, 2020 closing of its previously announced acquisition of a 100% interest in Lionbridge AI, following the clearance of the acquisition by the Committee on Foreign Investment in the United States (CFIUS). Lionbridge AI is one of only two globally-scaled, managed training data and data annotation services and platform providers in the world.

“The integration of digital CX services and solutions, powered by artificial intelligence (AI) and machine learning, has quickly become a key differentiator for brands in today’s experience economy, driving significant benefits by way of increased customer loyalty and satisfaction, larger market share and revenue growth,” said Jeff Puritt, president and CEO of TELUS International. “The caveat is that these next-gen capabilities, such as intelligent chatbots, voice-activated virtual assistants and optimized search engines, must be trained on large amounts of accurate, reliable and unbiased data in order to be effective. With Lionbridge AI integration activities well-underway since the start of the year, TELUS International is able to meet these heightened and critical requirements while simultaneously meeting our clients’ digital transformation needs across the full customer experience value chain, ultimately defining a new market category at the intersection of digital IT and digital CX.”

Lionbridge AI is a leading and global provider of scalable data annotation services for text, images, videos, and audio. The company sources multilingual training data in more than 300 languages and dialects to build premium, ground truth data for some of the world’s largest technology companies in social media, search, retail and mobile. Lionbridge AI has also developed a proprietary data annotation platform that is used in combination with a crowdsourced community of one million professional annotators, qualified linguists and in-country language speakers across six continents.

“As part of the TELUS International family, we are already seizing the significant opportunities inherent in the merging of our firms’ capabilities and services. By integrating our digital CX and AI solutions, we are further deepening the high-value relationships we enjoy with some of the world’s largest and fastest growing companies across many industries,” said Ed Jay, president, Lionbridge AI. “We are excited to build upon our momentum in the market as the prevalence of AI-powered technologies and solutions continues to grow. Together as a unified company, we will remain focused on delivering the highest-quality AI training data and crowdsourced talent to help the brands we support deliver the best, most engaging and human-informed AI experiences and initiatives to consumers.”

“Adjacent to supporting our clients’ development and deployment of AI algorithms comes the responsibility to mitigate harmful biases that could have far-reaching ethical implications for consumers and society as a whole,” continued Puritt. “Our team’s commitment in this regard includes fostering a diverse, experienced and tenured team of human annotators, ensuring the optimum demographic distribution for each project, and establishing clear guidelines that focus on uniformity and consistency of data labeling, but that also consider the flexibility required to address the inevitable ambiguity of real world data.”

Rothschild & Co served as financial advisors and Shearman & Sterling LLP served as legal counsel to TELUS International for this transaction.

###

About TELUS International

TELUS International (NYSE and TSX: TIXT)designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands.The company’s services support the full lifecycle of its clients’ digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions and capabilities span digital strategy, innovation, consulting and design, digital transformation and IT lifecycle solutions, data annotation and intelligent automation, and omnichannel CX solutions that include content moderation, trust and safety solutions and other managed solutions. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, healthcare, and travel and hospitality. Learn more at: telusinternational.com

TELUS International Media Relations

Ali Wilson

(604) 328-7093

Ali.Wilson@telusinternational.com

TELUS International Investor Relations

Jason Mayr

(604) 695-3455

ir@telusinternational.com